Exhibit 99.1

SPECIAL PURPOSE FINANCIAL STATEMENTS

OF

PIRANEMA PRODUCTION GROUP

INDEX TO SPECIAL PURPOSE FINANCIAL STATEMENTS OF PIRANEMA PRODUCTION GROUP

To the General Meeting of Shareholders of

Piranema Production AS

Independent auditor’s report on special purpose consolidated financial statements

We have audited the accompanying special purpose consolidated financial statements of Piranema Production AS, which comprise the consolidated balance sheet as at 30 November 2011 and the related special purpose statements of income, changes in equity and cash flows for the eleven months then ended, and a summary of significant accounting policies and other explanatory information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2.1, the accompanying special purpose financial statements do not include comparative figures for the prior period as required by IAS 1 “Presentation of Financial Statements”. In our opinion, inclusion of comparative figures is necessary to obtain a proper understanding of the current period’s financial statements.

In our opinion, except for the exclusion of comparative information as discussed in the preceding paragraph the special purpose consolidated financial statements referred to above present fairly, in all material respects, the financial position of Piranema Production AS and its subsidiaries at 30 November 2011, and the results of their operations and their cash flows for the eleven months ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers AS

Stavanger, Norway

March 30, 2012

Piranema Production Group—Special Purpose Financial Statement

Consolidated Balance Sheet

Figures in USD 1,000	Note	November 30, 2011
ASSETS
Non-current assets
Other fixed assets	5	607
Intangible assets	6	51
Other non-current assets	25	35

Total non-current assets		693

Current assets
Trade and other receivables	7,8,9	5,302
Cash and cash equivalents	10	2,439

Total current assets		7,741

Asset classified as held for sale	5	165,000

Total assets		173,434

EQUITY

Capital and reserves attributable to equity holders of the Company
Share capital	11	6,725
Other equity		-6,777
Minority interest		0

Total shareholders’ equity		-52

LIABILITIES
Current liabilities
Interest-bearing debt	7,12,13	167,760
Trade payables	7,12	3,131
Other current liabilities	7,12	2,595

Total current liabilities		173,486

Total equity and liabilities		173,434

Piranema Production Group (formerly Sevan Production Group)

The notes are an integral part of these consolidated financial statements.

The financial statements were authorized for issue by the board of directors on 30 March 2012 and were signed on its behalf.

/s/ Peter Lytzen Peter Lytzen	/s/ Nils B. Johannessen Nils B. Johannessen
Chairman of the board	Board member

/s/ Tor Olav Bye-Andersen Tor Olav Bye-Andersen
Board member and managing director

Piranema Production Group - Special Purpose Financial Statement Consolidated Income Statement
Figures in USD 1,000	Note	11 months ended 11.30.11
Operating revenue		35,047

Operating expense		-10,617
Depreciation and amortization	5,6	-13,746
Impairment	5,25	-152,225
Employee benefit expense	15,16	-8,682
Other operating expense	22,24	-2,602
Foreign exchange gain/(loss) related to operation		-261

Total operating expense		-188,133

Operating profit/(loss)		-153,086

Financial income	17	1,714
Financial expense	17	-16,108
Foreign exchange gain/(loss) related to financing	23	-25

Net financial items		-14,419

Profit/(loss) before tax		-167,505

Tax income/(expense)	18	-51,471

Net profit/(loss)		-218,976

Attributable to:
Equity holders of the Company		-218,954
Minority interest		-22

Piranema Production Group (formerly Sevan Production Group)

Piranema Production Group - Special Purpose Financial Statement Consolidated Statement of Comprehensive Income
Figures in USD 1,000	11 months ended 11.30.11
Net profit/(loss)	-218,976
Foreign currency translation	219

Comprehensive income	-218,757

Piranema Production Group (formerly Sevan Production Group)

Piranema Production Group—Special Purpose Financial Statement

Consolidated Statement of Changes in Equity

Figures in USD 1,000		Attributable to equity holders of the Company
			Other equity
	Note	Share capital	Share premium	CTA	Retained earnings	Minority interest	Total equity
January 1, 2011	11	3,310	173,943	-1,586	-154,503	2	21,166

Capital increase	11	3,415	194,104			20	197,539
Comprehensive income for the period				219	-218,954	-22	218,757

November 30, 2011	11	6,725	368,047	-1,367	-373,457	0	-52

On November 25 the equity in Piranema Production AS was increased by conversion of debt of USD 197.5 million.

Piranema Production Group (formerly Sevan Production Group)

Piranema Production Group—Special Purpose Financial Statement

Consolidated Cash Flow Statement

Figures in USD 1,000	Note	11 months ended 11.30.11
Cash flows from operating activities
Cash from operations	20	21,320
Interest paid		-14,775
Taxes paid		-1,731

Net cash generated from operating activities		4,814

Cash flows from investment activities
Purchase of property, plant and equipment (PPE)	5	-4,398
Purchases of intangible assets	6	-22

Net cash flow from investment activities		-4,420

Cash flows from financing activities

Net cash flow from financing activities		0

Net cash flow for the period		394

Cash balance at the beginning of the period		2,045

Cash balance at the end of the period	10	2,439

Piranema Production Group (formerly Sevan Production Group)

Note 1 Corporate Information

Piranema Production AS (the “Company”) and its subsidiary (together with the Company the “Group”) are engaged in ownership and operation of floating production storage and offloading (FPSO) units.

The Company (org. nr. 985 973 245) changed its name from Sevan Production AS to Piranema Production AS February 7, 2011.

The Company is a limited liability company incorporated and domiciled in Norway. The address of its registered office is Beddingen 16, 7014 Trondheim.

These consolidated financial statements were approved by the Board of Directors on March 30, 2012.

Overview of Group structure as of November 30, 2011:

Subsidiaries	Registered office	Interest held	Equity	Profit/(loss) 11.30.11
Piranema Servicios De Petroleo Ltda	Brazil	99.99%	-3,611	-4,760

(Amounts in the tables above are prepared in local GAAP and presented in USD 1,000)

Note 2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of this special purpose consolidated financial statements are set out below. The presentation currency of the Group is USD which corresponds to the functional currency of the Company in the Group. All numbers are in USD 1,000 unless otherwise stated.

2.1 Basis of Preparation

These special purpose consolidated financial statements consist of a balance sheet at November 30, 2011, a comprehensive income statement, a cash flow statement and a statement of equity for the 11 months then ended and corresponding notes. Comparative information for previous periods is not presented.

The special purpose consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC), as issued by International Accounting Standards Board (IASB), and valid as of November 30, 2011, with certain modifications as described.

The special purpose consolidated financial statement of Piranema Production Group has been prepared on the same basis as the consolidated financial statement of the former holding company Sevan Marine ASA Group. Piranema Production AS, when presenting its first consolidated financial statement in accordance with IFRS use the same accounting policies and measuring bases as in the former ultimate Group Sevan Marine. The accounts are therefore prepared on a continuity basis. However, one change has been made to comply with Teekay policies as described in 2.1.1. It is emphasized that the lack of comparatives is a deviation from IFRS in general.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1 Changes in Accounting Policy and Disclosures

Changes in Accounting Policy

As a consequence that the Group changed owner in 2011, the Group determined that it would change its accounting policy with regard to spare parts for the FPSO Piranema Spirit, in accordance with the policies of the new parent company, Teekay Offshore Partners L.P. (Teekay). The Group previously treated spare parts as inventory at the lower of cost and net realizable value. Now, the initial investment in spare parts is capitalized with the FPSO and later purchases are expensed.

The change in accounting policy regarding spare parts results in an increase in book value of the rig at January 1, 2011 with USD 6,820 thousand and a corresponding decrease in inventory.

2.1.2 Going concern

The Group has negative equity and working capital. The board of directors will review the need for further strengthening the capital base of the Group. Teekay Offshore Partners L.P (the ultimate parent) has issued an unconditional letter of support and will provide financial support of the Group if required. The letter is valid to April 1st 2013.

2.2 Consolidation

Subsidiaries

Subsidiaries comprise all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group, and are de-consolidated from the date that control ceases.

The Group uses the acquisition method to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred assumed at the date of exchange. Acquisition-related costs are expenses as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of the acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the income statement immediately.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group.

Transactions and non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

2.3 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to Senior Management and Board of Directors, responsible for making strategic decisions. Senior Management is responsible for allocating resources and assessing performance of the operating segments.

Operating segments

The Group has only one business area, “Floating Production”.

The activities within the Floating Production segment relate to the operation of the FPSO.

Geographic perspective

The Group’s operating segment operates in the global offshore market. The FPSO currently operates in Brazil.

2.4 Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in USD, which is the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions (realized items) and from translation at exchange rates prevailing at balance sheet date of monetary assets and liabilities denominated in foreign currencies (unrealized items) are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses relating to interest-bearing debt and cash and cash equivalents are presented (net) as a separate line item in the income statement within financial items. Foreign exchange gains and losses relating to operation are presented (net) as a separate line item in the income statement within operating expenses.

Group companies

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

Assets and liabilities are translated at exchange rates prevailing at balance sheet date.

Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at exchange rates prevailing at the dates of the transactions).

All resulting exchange differences are recognized as a separate component of equity.

Upon consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, Plant and Equipment

Fixed assets are stated at historic cost less accumulated depreciation. The Group has not used, and has no plans of utilizing the revaluation option in IAS 16. Depreciation is calculated using the straight-line method. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated discounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its recoverable amount, an impairment charge is recognized.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent cost are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement as incurred.

Borrowing cost is capitalized when the cost is directly attributable to the construction of a qualifying asset.

Initial investments in spare parts are capitalized together with the FPSO. Subsequent purchases of spare parts are expensed as operating costs.

Each major component of Piranema Spirit is depreciated separately when the units are available for intended use. A major component is defined as a part with a cost that is significant in relation to the total cost of the asset. An estimation of useful lives indicates an average depreciation period of 20-30 years.

Other fixed assets consist of furniture, fixtures and equipment that are depreciated using the straight-line method over their estimated useful lives ranging from three to fifteen years.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement.

2.6 Intangible Assets

Computer software

Acquired computer software is capitalized on the basis of the cost incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives, ranging from three to five years. Cost associated with developing or maintaining computer software programs are recognized in the income statement as incurred.

2.7 Non-current assets held for sale

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather the through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Property, plant and equipment once classified as held for sale is not depreciated or amortised.

2.8 Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization but are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels at which separate cash flows are identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that has suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9 Financial Assets

The Group classifies its financial assets as fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are measured at fair value at the transaction date, subsequently remeasured at amortized cost. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial assets are included in current assets, except for those with maturities greater than 12 months after balance sheet date, in which case they are classified as non-current assets.

2.10 Trade Receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The provision is recognized in the income statement as ‘other operating expense’.

2.11 Cash and Cash Equivalents

In the consolidated statement of cash flow, cash and cash equivalents includes cash in hand, bank deposits, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the consolidated balance sheet, bank overdrafts are shown within interest-bearing debt in the current liabilities section in the balance sheet.

2.12 Share Capital

Ordinary shares are classified as equity. Costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds. Where any Group company acquires the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable cost (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction cost and income tax, is included in equity attributable to the Company’s equity holders.

2.13 Interest-Bearing Debt

Interest-bearing debt is initially recognized at fair value, net of transaction cost incurred. Interest-bearing debt is subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the income statement over the period of the interest-bearing debt using the effective interest method.

2.14 Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Brazilian subsidiary incurs corporate taxes based on a presumed profit (presumed profit system). Under the presumed profit system, corporate taxes are charged on a presumed profit that is generally calculated by applying a fixed percentage to the gross sales, plus 100% of the company’s passive income. Therefore, no expense deductions are allowed and tax losses may not be deducted or carried forward. Corporate taxes are computed on a quarterly basis.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates (and legislation) that have been enacted or substantially enacted by balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The tax base included in the calculation of deferred income tax is calculated in local currency and translated into USD at foreign exchange rates prevailing at balance sheet date. Deferred income tax asset and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities related to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.15 Employee Benefits

Pension obligations

The Group provide its employees with defined contribution plans. The plans are funded through payments to insurance companies. The Group has no further payment obligation once the contribution has been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2.16 Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated.

Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured as the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate that accounts for time value of money and risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.17 Revenue Recognition

Revenue comprises the fair value of the consideration receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown, net of value-added tax, estimated returns, rebates and discounts and after eliminated sales within the Group.

The group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue is recognized as follows:

•	Charter revenues are recognized on a straightline basis over the contract period during which the services are rendered, and at the rates established in the underlying contracts.

•	Mobilization expenses are offset by mobilization revenues and recognized using the straight line method over the full fixed term of the underlying charter contract.

•

Penalties imposed as compensation to client for delivery of an FPSO later than contractually agreed shall be accrued for on a separate account in the balance sheet at the date the charter contract commences. If any part of the penalties is recoverable from vendors due to directly correlated delays caused by them, the penalty recoverable from the vendor shall offset the accrual of penalties payable to the client. Net accrued amount shall subsequently be amortized as a reduction of income over the fixed term of the charter contract.

2.18 Leases

Leases in which more than an insignificant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

When assets owned by the Group are leased to clients under an operating lease, the asset is included in the balance sheet based on the nature of the asset. Lease income is recognized in accordance with the underlying contract.

2.19 Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividend is approved by the Company’s shareholders.

2.20 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Note 3 Financial Risk Management

3.1 Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

3.1.1 Market Risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to Brazilian Real. Foreign exchange risk arises from future commercial transactions, recognized assets or liabilities, and net investments in foreign operations.

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not an entity’s functional currency.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

If the Brazilian Real exchange rate was 10% stronger/weaker against the USD at the balance sheet date than the actual exchange rate (all other variables held constant), before-tax loss for the period would have been USD 366 higher/lower than the actual loss before tax mainly as a result of foreign exchange gains/losses on translation of trade receivables, cash and cash equivalents nominated in Brazilian Real.

3.1.2 Credit Risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers. The Group has no significant concentration of credit risk towards single financial institutions and has policies that limit the amount of credit exposure to any single financial institution. Credit exposures to customers are mainly concentrated around the charter contracts.

3.1.3 Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities, and the ability to close out market positions. The Group aims to maintain flexibility in its liquidity by keeping committed credit lines available.

The Group has implemented routines to continuously update its cash flow forecast when changes to main assumptions relating to repayment schedules, interest rates changes etc to be able to foresee the necessary actions to taken to rectify any potential adverse effects on its future liquidity position. Reference is made to Note 13 for a maturity analysis of the Group’s financial liabilities.

3.1.4 Cash Flow and Fair Value Interest Rate Risk

The Group’s interest rate risk arises from non-current debt. Debt subject to floating interest rates exposes the Group to cash flow interest rate risk.

3.2 Fair Value Estimation

At November 30, 2011, the Group does not have any financial assets or liabilities at fair value through profit or loss.

Note 4 Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are assumed to be reasonable under current circumstances.

4.1 Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Estimated impairment of Piranema Spirit

The Group has tested whether the Piranema Spirit has suffered any impairment, in accordance with the accounting policy stated in Note 2.5. The recoverable amount of the asset has been determined based on fair value less cost to sell. These calculations require the use of estimates. The impairment loss in 2011 is due to an increase in its weighted average cost of capital assumption and a reduction of estimated uptime of the FPSO.

Income taxes

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the provision for income taxes. During the ordinary course of business, transactions and calculations occur for which the ultimate tax effect is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The accounting for deferred income tax asset relies upon management’s judgment of the Group’s ability to generate future positive taxable income in each respective jurisdiction. Deferred tax assets are not recognized in the balance sheet as at November 30, 2011 due to the extent that it is not probable that the Group can use this against future taxable profits.

Option periods for charter contracts

Some charter contracts include options for the client to extend the contractual period at predefined terms. Option periods are taken into consideration when assessing value-in-use for each asset. Option periods are not included in the order back-log in Note 22.

Depreciation of unit in operation

The Group uses estimates when assessing Piranema Spirit’s useful life and residual value to determine the depreciation plan for the unit in operation.

Note 5 Property, Plant and Equipment

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Unit in Operation (UIO)
Period ended November 30, 2011
Book value January 1	318,034

Currency translation adjustments	-20
Additions	4,398
Impairment	-143,127
Depreciation	-13,678
Transferred to asset held for sale	-165,000

Book value November 30	607

At November 30, 2011
Cost or valuation	32,719
Accumulated impairment	-24,595
Accumulated depreciation	-7,517

Book value November 30	607

Subsequent to the end of the reporting period the Group sold the Piranema Spirit for USD 165 million to the parent company Piranema LLC. See also note 26.

When Teekay became a major shareholder in former parent company, Sevan Marine ASA, the Group carried out a review of recoverable amount of Piranema Spirit. The recoverable amount for the Piranema Spirit has been determined based on fair value less cost to sell.

Net sales value is calculated based on a charter free FPSO and adjusted for the value of present charter contract. Net present value is use when both values are calculated. The charter free value is based on observed FPSO rates for similar FPSO’s. The value of the contract is based on agreed rates and budgeted operating expenses. In both calculations a discount rate of 12.5 % is used. The discount rate is based on a weighted average cost of capital.

Note 6 Intangible Assets

(Amounts in the tables below are prepared in lFRS and presented in USD 1,000)

Software
Period ended November 30, 2011
Book value January 1	53

Currency translation adjustments	44
Additions	22
Amortization	-68

Book value November 30	51

At November 30, 2011
Cost or valuation	548
Accumulated amortization and impairment	-497

Book value November 30	51

Note 7 Financial Instruments by Category

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Accounting principles for financial instruments were applied to the line items below as indicated:

November 30, 2011	Loans and receivables	Assets at fair value through profit and loss	Derivatives used for hedging	Available for sale	Total
Financial assets
Trade and other receivables	5,302	0	0	0	5,302
Cash and cash equivalents	2,439	0	0	0	2,439

Total financial assets	7,741	0	0	0	7,741

November 30, 2011	Other financial liabilities	Liabilities at fair value through the profit and loss	Derivatives used for hedging	Available for sale	Total
Financial liabilities
Interest-bearing debt	167,760	0	0	0	167,760

Trade and other payables	5,726	0	0	0	5,726

Total financial liabilities	173,486	0	0	0	173,486

Note 8 Credit Quality of Financial Assets

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

The credit quality of financial assets that were neither past due nor impaired was assessed by reference to external credit ratings (where available) and by analysis of historical information about counterparty default rates:

Trade receivables - Counterparty with external credit rating	November 30, 2011
BBB	3,792

Total	3,792

Cash at bank and short-term bank deposits	November 30, 2011

BBB	141

No rating available	2,298

Total cash and cash equivalents	2,439

Note 9 Trade and Other Receivables

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

November 30, 2011
Trade receivables	3,792
Provision for impairment of receivables	0

Trade receivables – net	3,792

Prepayments	579
Other receivables	415
Accrued income	516

Trade and other receivables	5,302

Fair value of trade and other receivables were as follows:

November 30, 2011
Trade receivables	3,792
Prepayments	579
Other receivables	415
Accrued income	516

Total trade and other receivables	5,302

Aging of trade receivables was as follows:

November 30, 2011
Before due date	3,792
Up to 3 months after due date	—
Between 3 and 6 months after due date	—
More than 6 months after due date	—

Total trade receivables—net	3,792

Carrying amounts of trade receivables were denominated in the following currencies:

November 30, 2011
USD	3,245
BRL	547

Total trade receivables—net	3,792

Note 10 Cash and Cash Equivalents

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

November 30, 2011
Cash at bank and in hand	2,439

Total cash and cash equivalents	2,439

Note 11 Share Capital

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

The total authorized number of ordinary shares was 0.1 million with a par value of NOK 400 per share. All issued shares were fully paid at balance sheet date.

	Number of shares	Share capital	Share premium	Total
January 1,2011	100,000	3,310	173,943	177,253

Debt conversion November 25, 2011*	0	3,415	194,124	197,539

November 30, 2011	100,000	6,725	368,067	374,792

*	Debt conversion was done by an increase of nominal value from NOK 200 to NOK 400 per share.

The company’s shareholders are:

Name	Number of shares	Ownership- share (%)
Piranema LLC	99,990	99.99
Teekay Offshore Partners LP	10	0.01

Total Shares	100,000	100

Note 12 Current Liabilities

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

November 30, 2011
Trade payables	2,484
Accrued expenses relating to trade payables	647

Total trade payables	3,131

Interest-bearing debt, current portion	167,760
Income tax payable	562
Employer’s contribution tax and other taxes	407
Other payables	1,626

Total current liabilities	173,486

Note 13 Interest-bearing debt

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

	Sevan Group Companies	Piranema LLC
Opening balance Intercompany debt	337,219	0
Transfer of other Sevan Group debt	26,819	0
Accumulated not paid interest	1,261	0
Converted to equity	-197,539	0
Debt transferred to Piranema LLC	-167,760	167,760

Interest-bearing debt, non current	0	167,760

Interest rate	Libor + 4.5%	0.0%

As a result of the sales agreement between Sevan and Teekay all debt to Sevan Group companies was transferred to Piranema LLC.

The debt to Piranema LLC was settled in February 2012 when the FPSO was sold. See note 26.

Note 14 Deferred Income Tax

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Deferred income tax assets and liabilities are offset when a legally enforceable right to offset current tax assets against current tax liabilities exists.

Gross movement on the deferred income tax account was as follows:

November 30, 2011
Book value January 1, 2011	50,378

Income statement charge relating to deferred tax assets	-50,378

Deferred tax asset as of November 30, 2011	0

Specification of deferred tax assets/deferred tax liabilities:

November 30, 2011
Fixed assets	10,663
Losses carry forward	88,489

Total deferred tax assets	99,152

Deferred tax assets are not recognized in the balance sheet as at November 30, 2011, due to the subsequent sale of the FPSO which removes the potential to generate sufficient taxable profit in the entity.

Note 15 Retirement Benefit Obligations

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Companies in the Group operate only defined contribution plans.

Defined contribution plan:

11 months ended 11.30.11
Pension costs, defined contribution plan	118

Pension cost, including social security	118

No. of employees included	86

All employees in Piranema Servicios De Petroleo Ltda are part of the pension plan in Brazil.

Note 16 Employee Benefit Expense

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

11 months ended 11.30.11
Wages and salaries	5,474
Employer’s contribution tax	1,931
Pension cost	118
Other employee benefit expense	1,159

Total employee expense	8,682

No. of man-years	86

There have been no remuneration to senior management or the Board of Directors in the period.

Former managing directors have been employed by Sevan Marine ASA and current managing director is employed by Teekay Petrojarl Production AS. The cost for their services have been charged through management fees to the Piranema Group.

Note 17 Financial Income and Financial Expense

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Currency gains and losses relating to operational activities were classified as a separate line item as an operational expense in the Income Statement and are not included in the tables below. Currency gains and losses relating to financing activities were presented as separate line item as a financial income/(expense) in the Income Statement and are specified in Note 23.

11 months ended 11.30.11
Financial income:
Interest income	1,714

Total financial income	1,714

11 months ended 11.30.11
Financial expense:
Interest expense	16,036
Other financial expenses	72

Total financial expense	16,108

Note 18 Income Tax Expense

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

11 months ended 11.30.11
Current tax	-1,093
Change in deferred tax	-50,378

Net tax income/(expense)	-51,471

Reconciliation between tax charge based on the nominal Norwegian statutory tax rate of 28% and actual tax charge:

11 months ended 11.30.11
Profit/(loss) before tax	-167,505

Tax calculated at domestic tax rates applicable to profits in each respective countries	46,901
Income not subject to tax	4,827
Gross revenue tax	-1,093
Currency translation adjustment	2,969
Expenses not deductible	-5,923
Change in unrecognized deferred tax asset	-99,152

Tax income/(expense)	-51,471

The weighted average applicable tax rate for the consolidated Group was 31%.

Note 19 Dividend per Share

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

No dividend was paid in 2011. No dividend is to be proposed at the Annual General Meeting on March 30, 2012.

Note 20 Cash Generated from Operations

11 months ended 11.30.11
Profit/(loss) before tax	-167,505

Adjustments for:
– Depreciation and impairment	165,903
– Amortization of intangible assets	68

– Interest expense	16,036

Changes in working capital:
– Trade and other receivables	-543
– Trade and other payables	904
– Other current liabilities, provisions and charges	6,457

Cash generated from operations	21,320

Note 21 Related party transactions

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Transactions and outstanding balances with Teekay Group and Sevan Group

	Note	Sevan Group Companies	Piranema LLC
- Loans from related parties as of 11.30.11	13	0	167,760
- Other intercompany balances as of 11.30.11		0	0
- Sales of goods and services		0	0
- Guarantee income		1,711	0
- Purchases of goods and services		-2,461	0
- Interest cost		-15,429	0

Information regarding ultimate parent.

The Group is controlled by Piranema LLC (incorporated in Marshall Islands), which owns 100% of the company’s shares. The Group’s ultimate parent is Teekay Offshore Partners LP (incorporated in Marshall Islands) which is publicly listed on the New York Stock Exchange.

Transactions with key mangement personnel

There are no transactions with key management personnel during the period.

Compensation of key management personnel of the Group

There have been no remuneration to key management personnel in the period.

Former managing directors have been employed by Sevan Marine ASA and the current managing director is employed by Teekay Petrojarl Production AS. The cost of their services have been charged through management fees to the Group.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at terms equivalent cost price plus a margin of 5—10%.

Guarantee income relates to rig pledge for a bond loan held by Sevan Marine ASA. The premium is 0.75% of the bond loan.

Outstanding balances at the year-end are unsecured and settlement occurs in cash.

There have been no guarantees provided or received for any related party receivables or payables.

For the period ended 30 November 2011, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Note 22 Operating Leases

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Operating leases: Group company as lessee

The Group has entered into several lease- and rental-agreements for rental of offices. The agreements were entered into on ordinary operational terms. The Group’s lease expense for rental of offices amounted to USD 17 thousand for the 11 months ended 30.11.11.

At balance sheet date, the Group has entered into lease- and rental-obligations as follows:

Lease- and rental obligations	November 30, 2011
No later than 1 year	39
Between 1-5 years	306
Later than 5 years	0

Total lease and rental-obligations	344

Operating leases-Group company is lessor

The Group charters out one FPSO with fixed terms that end during 2018. The arrangement does not include any form of option to buy the FPSO at the end of contractual period.

Future lease payments receivable under charter contracts:

November 30, 2011
No later than 1 year	51,100
Between 1-5 years	204,400
Later than 5 years	51,100

Total minimum future charter revenues	306,600

The overview includes charter revenue for the fixed lease period for the unit on charter-hire. License revenue and potential charter revenue for option periods not yet exercised was not included. At balance sheet date, the book value of assets generating charter revenue was USD 165 million.

Order back-log for charter revenue:

Unit	Client	Fixed term (years)	Option periods (years)	Commencement	Total Order back-log
FPSO Piranema Spirit	Petrobras S.A.	11	6 x 1	Q1-2007	306,600

Note 23 Foreign Exchange Gain/(Loss) Related to Financing

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Foreign exchange gain/(loss) related to financing is mainly due to cash and cash equivalents nominated in foreign currency.

Foreign exchange gain/(loss) related to financing:	11 months ended 11.30.11
Net realized gain/(loss)	0
Net unrealized gain/(loss)	-25

Total foreign exchange gain/(loss) related to financing	-25

Note 24 Other Operating Expense

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

Other operating expense	11 months ended 11.30.11
Office cost (IT, rental etc)	488
Consultancy (audit, tax and legal)	371
Marketing	15
Other	1,728

Total other operating expense	2,602

Auditor’s fee is specified below	11 months ended 11.30.11

Statutory audit	17
Audit related services	17
Tax related service	4

Total auditor’s fee	38

Note 25 Other Non-Current Assets

Amounts in the tables below are prepared in IFRS and presented in USD 1,000

November 30, 2011
Other	35

Total other non-current assets	35

Capitalized mobilization fee of USD 9,098 thousand is expensed as impairment loss and late delivery penalties of USD 4,375 thousand are classified as reduction in operating revenue due to a total valuation of the FPSO of USD 165 million.

Late delivery penalty was settled in 2011 with a higher dayrate than expected in the 2010 accounts which resulted in an additional penalty cost of USD 1.4 million in the 2011 accounts.

Note 26 Events after balance sheet date

On February 2, 2012 the Group sold the FPSO Piranema Spirit for USD 165 million to Piranema LLC. The sale price was settled against debt to Piranema LLC.

At the same time the Group entered into an agreement to charter back the FPSO from the buyer on a bareboat contract. The bareboat rate is USD 62,732 per day and is management best estimate on a market rate. The charter period expires on March 31, 2018. The Group has an option to extend the charter period beyond the expiration date at renegotiated rates.